EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended November 30,		Year Ended May 31,
	2012	2011	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$1,419	$1,501	$3,141	$2,265	$1,894	$677	$2,016
Add back:
Interest expense, net of capitalized interest	35	22	52	86	79	85	98
Amortization of debt issuance costs	3	3	5	16	14	5	5
Portion of rent expense representative of interest factor	403	423	797	852	806	795	784

Earnings as adjusted	$1,860	$1,949	$3,995	$3,219	$2,793	$1,562	$2,903

Fixed Charges:
Interest expense, net of capitalized interest	$35	$22	$52	$86	$79	$85	$98
Capitalized interest	29	47	85	71	80	71	50
Amortization of debt issuance costs	3	3	5	16	14	5	5
Portion of rent expense representative of interest factor	403	423	797	852	806	795	784

	$470	$495	$939	$1,025	$979	$956	$937

Ratio of Earnings to Fixed Charges	4.0	3.9	4.3	3.1	2.9	1.6	3.1